Part IV (continued)

Exhibit 12. Statement re: Computation of Ratios

Bancwest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,

(dollars in thousands)	2002	2001	2000	1999	1998

Income before income taxes	$595,326	$426,116	$368,621	$296,129	$144,901
Fixed charges (1):
Interest expense	465,330	507,135	562,922	446,877	315,822
Rental expense	21,332	15,531	15,290	15,017	13,659

	486,662	522,666	578,212	461,894	329,481
Less interest on deposits	281,466	393,263	458,204	368,621	253,860

Net fixed charges	205,196	129,403	120,008	93,273	75,621

Earnings, excluding interest on deposits	$800,522	$555,519	$488,629	$389,402	$220,522

Earnings, including interest on deposits	$1,081,988	$948,782	$946,833	$758,023	$474,382

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.90x	4.29x	4.07x	4.17x	2.92x
Including interest on deposits	2.22x	1.82x	1.64x	1.64x	1.44x

(1)  For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consist of the foregoing items plus interest on deposits.

BancWest Corporation and Subsidiaries  91